UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	GOGOLD RESOURCES INC.

B.	(1)	This is [check one]:

	☒	an original filing for the Filer.

	☐	an amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	GOGOLD RESOURCES INC.

	Form type:	Registration Statement on Form F-80; Schedule 14D-1F

	File number (if known):	333-193502

	Filed by:	GOGOLD RESOURCES INC.

	Date filed (if filed concurrently, so indicate):	January 23, 2014, concurrently herewith

D.

The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

Suite 1301, 2000 Barrington Street

Halifax, Nova Scotia, B3J 3K1 Canada

Telephone:   (902) 482-1998

E.

The Filer designates and appoints CT Corporation System (the “Agent”), located at:

111 Eighth Avenue, 13th Floor

New York, New York 10011

Telephone:  (212) 590-9200

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-80 on the date hereof, or any purchases or sales of any security in connection therewith; or (ii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 14D-1F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date that the Filer has ceased reporting under the Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form F-80 in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-80 or the Schedule 14D-1F, the securities to which the Form F-80 and the Schedule 14D-1F relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Province of Nova Scotia, this 23rd day of January, 2014.

Filer: GOGOLD RESOURCES INC.
	By:	/s/ Dana Hatfield
Name: Dana Hatfield
Title: Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on January 23, 2014.

CT CORPORATION SYSTEM as Agent for Service of Process for GOGOLD RESOURCES INC.
By:	/s/ Patricia Swan Herrera
Name: Patricia Swan Herrera
Title: Service Manager

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